UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007.

Commission File Number: 001-31221

Total number of pages: 8

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Changes in executive positions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 11, 2007	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, Inc.

Sanno Park Tower

2-11-1 Nagata-cho

Chiyoda-ku, Tokyo

100-6150, Japan

For Immediate Release

NTT DoCoMo Announces Executive Reorganization

TOKYO, JAPAN, May 11, 2007 — NTT DoCoMo, Inc. announced changes to its executive staff to be effective June 19, 2007.

Executives Positions and Organizational Responsibilities (recommended)

Name	New Position(s) New Organizational Responsibilities	Current Position(s) Current Organizational Responsibilities

Masao Nakamura	• President and Chief Executive Officer • Member of the Board of Directors	• President and Chief Executive Officer • Member of the Board of Directors

Masayuki Hirata	• Senior Executive Vice President • Managing Director of Global Business Division • Chief Financial Officer • Member of the Board of Directors	• Senior Executive Vice President • Managing Director of Global Business Division • Chief Financial Officer • Member of the Board of Directors

•        Public Relations Department

•        General Affairs Department

•        Legal Department

•        Accounts and Finance Department

•        Investor Relations Department

•        Affiliated Companies Department

•        Responsible for business process reform

• Public Relations Department • Legal Department • Accounts and Finance Department • Investor Relations Department • Affiliated Companies Department

Ryuji Yamada*	<Effective from June 28, 2007> • Senior Executive Vice President • Managing Director of Corporate Marketing Division • Member of the Board of Directors (Candidate)	• Senior Executive Vice President, Nippon Telegraph and Telephone Corporation

• Information Systems Department • Procurement and Supply Department • Intellectual Property Department • Information Security Department

Takanori Utano	• Executive Vice President • Managing Director of Research and Development Division • Chief Technical Officer • Member of the Board of Directors	• Executive Vice President • Managing Director of Research and Development Division • Chief Technical Officer • Member of the Board of Directors

Kiyoyuki Tsujimura	• Executive Vice President • Managing Director of Products & Services Division • Member of the Board of Directors	• Executive Vice President • Managing Director of Products & Services Division • Member of the Board of Directors

Harunari Futatsugi	• Executive Vice President • Managing Director of Network Division • Member of the Board of Directors	• Executive Vice President • Managing Director of Human Resources Management Department • Member of the Board of Directors

Bunya Kumagai	• Executive Vice President • Managing Director of Marketing Division • Member of the Board of Directors	• Senior Vice President • Managing Director of Marketing Division • Member of the Board of Directors

Masatoshi Suzuki	• Executive Vice President • Managing Director of Human Resources Management Department • Member of the Board of Directors (Candidate)	• Senior Vice President • Managing Director of Public?Relations Department

Noriaki Ito	• Senior Vice President • Managing Director of Corporate Strategy & Planning Department • Member of the Board of Directors	• Senior Vice President • Managing Director of Corporate Strategy & Planning Department • Member of the Board of Directors

Kazuto Tsubouchi	• Senior Vice President • Managing Director of Accounts and Finance Department • Member of the Board of Directors	• Senior Vice President • Managing Director of Accounts and Finance Department • Member of the Board of Directors

Takashi Tanaka	• Senior Vice President • Managing Director of General Affairs Department • Managing Director of DIG Promotion Office, General Affairs Department • Member of the Board of Directors (Candidate)	• Managing Director of Affiliated Companies Department

Toshiki Nakayama	• Member of the Board of Directors (Candidate)	• General Manager, Department V, Nippon Telegraph and Telephone Corporation

Seiji Tanaka	• Executive Vice President • Deputy Managing Director of Corporate Marketing Division	• Executive Vice President • Deputy Managing Director of Corporate Marketing Division

Hiroaki Nishioka	• Senior Vice President • General Manager, Kanagawa Branch	• Senior Vice President • General Manager, Kanagawa Branch

Mitsunobu Komori	• Senior Vice President • Managing Director of Core Network Engineering Department, Network Division	• Senior Vice President • Managing Director of Core Network Engineering Department, Network Division

Takeshi Natsuno	• Senior Vice President • Managing Director of Multimedia Services Department, Products & Services Division	• Senior Vice President • Managing Director of Multimedia Services Department, Products & Services Division

Masaki Yoshikawa	• Senior Vice President • Responsible for U.S. operations	• Senior Vice President • Responsible for U.S. operations

Tatsuji Habuka	• Senior Vice President • Managing Director of Service & Solution Development Department, Research and Development Division	• Senior Vice President • Managing Director of Service & Solution Development Department, Research and Development Division

Akiko Ide	• Senior Vice President • Managing Director of Corporate Citizenship Department	• Senior Vice President • Managing Director of Corporate Citizenship Department

Yuji Araki	• Senior Vice President • Managing Director of Public Relations Department	• Senior Vice President • EC (Electronic Commerce) promotion

Kiyoshi Tokuhiro	• Senior Vice President • Managing Director of Network Planning Department, Network Division	• Senior Vice President • Managing Director of Ubiquitous Services Department, Products & Services Division

Seiji Nishikawa	• Senior Vice President • Managing Director of Information Systems Department	• Senior Vice President • Managing Director of Information Systems Department

Katsuhiro Nakamura	• Senior Vice President • Responsible for business process reform	• Executive Vice President, NTT DoCoMo Hokkaido, Inc.

Toshinari Kunieda	• Senior Vice President • Managing Director of Global Business Department, Global Business Division	• Managing Director of Global Business Department, Global Business Division

Tsutomu Shindou

•        Senior Vice President

•        Managing Director of Corporate Marketing Department I, Corporate Marketing Division

•        Managing Director of Mobility Design Business Group, Corporate Marketing Department I, Corporate Marketing Division

•        Managing Director of Corporate Marketing Department I, Corporate Marketing Division

•        Managing Director of Mobility Design Business Group, Corporate Marketing Department I, Corporate Marketing Division

Kazuhiro Yoshizawa	• Senior Vice President • Managing Director of Corporate Marketing Department II, Corporate Marketing Division	• Senior Director of Corporate Strategy & Planning Department

Kiyohito Nagata	• Senior Vice President • Managing Director of Product Department, Products & Services Division	• Managing Director of Product Department, Products & Services Division

Shinichi Nakatani	• Corporate Auditor	• Corporate Auditor

Shoichi Matsuhashi	• Corporate Auditor	• Corporate Auditor

Haruo Imai	• Corporate Auditor (Candidate)	• President, NTT Comware Billing Solutions Corporation

Kyouichi Yoshizawa	• Corporate Auditor (Candidate)	• Advisor, NTT Travel Service Co., Ltd.

Takaaki Wakasugi	• Corporate Auditor (Candidate)	• Professor of Finance, School of Business Administration, Tokyo Keizai University

*	Please note that Ryuji Yamada’s appointment takes effect from June 28, 2007.

For further information, please contact:

Masanori Goto

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves more than 52 million customers, including 36 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.